Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

October 1, 2007

iPath Exchange Traded Notes

iPATH® JPY/USD EXCHANGE RATE ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. The iPath® JPY/USD Exchange Rate ETN offers investors cost-effective and tax-efficient exposure to the Japanese yen/U.S. dollar exchange rate (the “Index”). Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or at early redemption1, based on the performance of the Index, less investor fees.

NOTE DETAILS

Ticker	JYN
Intraday indicative value ticker	JYN.IV
Bloomberg exchange rate ticker	TNFXJY
CUSIP	06739G851
Primary exchange	NYSE
Yearly fee	0.40%[2]
Inception date	05/08/07
Maturity date	05/14/37
Index	JPY/USD exchange rate
Deposit rate	Mutan–25 bps	[3]

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations*

S&P Rating	AA
Moody’s Rating	Aa1

*	The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

JPY/USD EXCHANGE RATE CORRELATIONS

JPY/USD Index Factor	1.00
S&P 500® Index	0.02
Lehman U.S. Aggregate Index	0.39
MSCI EAFE Index	0.23
S&P GSCITM Total Return Index	0.05

Sources: MSCI, Lehman Brothers, S&P, BGI (6/02-6/07) based on monthly returns.

JPY/USD HYPOTHETICAL INDEX FACTOR PERFORMANCE

Sources: BGI, Reuters 1/97-6/07 (based on daily returns).

Past performance does not guarantee future results. Index factor performance is for illustrative purposes only and does not represent actual iPath ETNs performance. Index factor performance does not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. For current Index and iPath ETNs performance, go to www.iPathETN.com.

[1]	Investors may redeem at least 50,000 units of the iPath® JPY/USD Exchange Rate ETN directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

[2]

The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the currency component on that day times the accumulation component on that day.

The accumulation component will be calculated on a daily basis in the following manner: The accumulation component on the inception date will equal one. On each subsequent business day until maturity or early redemption, the accumulation component will equal (1) the accumulation component on the immediately preceding business day times (2) the sum of one plus the product of the deposit rate times the relevant daycount fraction. The daycount fraction on any business day will be the number of calendar days that have elapsed since the immediately preceding business day divided by 365.

[3]

For the iPath® JPY/USD Exchange Rate ETN, the deposit rate on any given day will be equal to the Bank of Japan’s uncollateralized overnight call rate, as reported on Reuters page TONAT or any successor page on the immediately preceding business day (the “Mutan rate”), minus 0.25%. The deposit rate is intended to represent the actual rate that would be paid by a bank on an overnight deposit of Japanese yen.

iPATH® JPY/USD EXCHANGE RATE ETN

The U.S. dollar/Japanese yen exchange rate is a foreign exchange spot rate that measures the relative values of two currencies, the Japanese yen and the U.S. dollar. When the Japanese yen appreciates relative to the U.S. dollar, the U.S. dollar/Japanese yen exchange rate decreases, the JPY/USD exchange rate increases and the value of the Securities increases; when the Japanese yen depreciates relative to the U.S. dollar, the U.S. dollar/Japanese yen exchange rate increases, the JPY/USD exchange rate decreases and the value of the Securities decreases. The JPY/USD exchange rate is determined by dividing one by the U.S. dollar/Japanese yen exchange rate, as reported each day shortly after 10:00 a.m. on Reuters page 1FED or any successor page, and truncating the quotient to ten decimal places.

INDEX TOTAL RETURNS AND STANDARD DEVIATION

(as of 6/30/07)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED*
JPY/USD Index Factor	-7.34	-4.21	-0.91	7.48
S&P 500® Index	20.59	11.68	10.71	11.58
Lehman U.S. Aggregate Index	6.12	3.98	4.48	3.71
MSCI EAFE Index	27.00	22.24	17.73	12.92
S&P GSCITM Total Return Index	-13.99	5.75	13.11	21.81

Sources: MSCI, S&P, Lehman Brothers, BGI.

*	Based on monthly returns, calculated for time period of 6/02-6/07. Past performance does not guarantee future results. Index returns are for illustrative purposes only and do not represent actual iPath ETNs performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. For current Index and iPath ETNs performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. the securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

©2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 5226-iP-0807 749-13SJ–9/07

Not FDIC Insured    •    No Bank Guarantee    •    May Lose Value

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